# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CAL-MAINE FOODS, INC., CIK 0001606058
CUSIP: 128030202
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1052 Highland Colony Parkway, Ste. 200, Ridgeland, Mississippi (MS), 39157
Date of event which requires filing of this statement: 02/25/2025
Amends the filing with accession number 0001036241-20-000008
Filed by CIK 0001036241
Persons authorized to receive notices and communications: Adolphus B. Baker, c/o Cal-Maine Foods, Inc., 1052 Highland Colony Parkway, Ste. 200, Ridgeland, Mississippi (MS), 39157, (601) 948-6813

## Reporting persons
- BAKER ADOLPHUS B (CIK 0001036241): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,185,368; shared voting power 46; sole dispositive power 1,601,914; shared dispositive power 46; aggregate amount beneficially owned 6,185,414 (12.61% of the class)
  Comment: See details in answers to paragraphs (a) and (b) of Item 5 below.
- DLNL, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,887,956; shared voting power 0; sole dispositive power 5,887,956; shared dispositive power 0; aggregate amount beneficially owned 5,887,956 (12% of the class)
  Comment: See details in answers to paragraphs (a) and (b) of Item 5 below.
- Dinnette Adams Baker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 236,391; shared voting power 46; sole dispositive power 236,391; shared dispositive power 1,147,396; aggregate amount beneficially owned 1,383,787 (2.82% of the class)
  Comment: See details in answers to paragraphs (a) and (b) of Item 5 below.
- Luanne Adams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 738; shared voting power 0; sole dispositive power 738; shared dispositive power 1,143,787; aggregate amount beneficially owned 1,144,525 (2.33% of the class)
  Comment: See details in answers to paragraphs (a) and (b) of Item 5 below.
- Nancy Adams Briggs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 14,727; shared voting power 42,280; sole dispositive power 14,727; shared dispositive power 1,186,067; aggregate amount beneficially owned 1,186,067 (2.42% of the class)
  Comment: See details in answers to paragraphs (a) and (b) of Item 5 below.
- Laurel Adams Krodel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 887; sole dispositive power 0; shared dispositive power 1,144,674; aggregate amount beneficially owned 1,144,674 (2.33% of the class)
  Comment: See details in answers to paragraphs (a) and (b) of Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: CAL-MAINE FOODS, INC.
Address of issuer's principal executive offices: 1052 Highland Colony Parkway, Ste. 200, Ridgeland, Mississippi (MS), 39157
Comment: This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Cal-Maine Foods, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1052 Highland Colony Parkway, Ste. 200, Ridgeland, MS 39157.

## Item 2. Identity and Background
Name of person filing:
(a), (b) & (c) This Amendment No. 7 ("Amendment No. 7") amends and supplements the Statement on Schedule 13D filed on August 28, 2015 by Adolphus B. Baker, Jean Reed Adams and the other reporting persons identified therein with the Securities and Exchange Commission ("SEC") (the "Original Schedule 13D"); Amendment No. 1 to Schedule 13D filed on June 5, 2018 ("Amendment No. 1"); Amendment No. 2 to Schedule 13D filed on July 20, 2018 ("Amendment No. 2"); Amendment No. 3 to Schedule 13D filed on August 24, 2018 ("Amendment No. 3"); and Amendment No. 4 to Schedule 13D filed on August 27, 2020 ("Amendment No. 4"). Subsequent to the filing of Amendment 4, Jean Reed Adams (aka Jean Morris Adams) unilaterally filed Amendment No. 5 to Schedule 13D on October 14, 2022 ("Amendment No. 5") and Amendment No. 6 to Schedule 13D on December 20, 2022 ("Amendment No. 6"). Mr. Baker did not participate in the filing of either Amendment No. 5 or Amendment No. 6.

In Amendment No. 6 filed by Jean Reed Adams, Ms. Adams disclosed that she was no longer a part of the reporting "group" with Adolphus B. Baker, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). She also disclosed that she had ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Adolphus B. Baker has continuously been a Reporting Person under this Schedule 13D since the Original Schedule 13D was filed on August 28, 2015. In connection with the execution of the Conversion Agreement (as defined and described in Item 4 below), this Amendment No. 7 adds the following additional Reporting Persons: DLNL, LLC ("Daughters' LLC") and its four LLC members who are not already Reporting Persons: namely, Dinnette Adams Baker, Luanne Adams, Nancy Adams Briggs and Laurel Adams Krodel. These four LLC members are the daughters of the Issuer's founder Fred R. Adams, Jr., and, together with Adolphus B. Baker, are referred to as the "Members." Dinnette Adams Baker is married to Adolphus B. Baker, and Mr. Baker is the managing member of Daughters' LLC. Mr. Baker is Board Chair and an executive officer of the Issuer.

The address of each Reporting Person's principal office is c/o Cal-Maine Foods, Inc., 1052 Highland Colony Parkway, Ste. 200, Ridgeland, MS 39157. Mr. Baker is Board Chair of the Issuer, as well as the managing member of the Daughters' LLC.
Criminal convictions in the last five years: None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.
Citizenship: Each of the Reporting Persons is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby supplemented by adding the following:

Cal-Maine Foods, Inc. ("Cal-Maine Foods" or the "Issuer") has been controlled by members of the family of the Issuer's founder, Fred R. Adams, Jr., since its founding and since it became a public company. In connection with Mr. Adams' estate planning in 2018, Mr. Adams' four daughters and Adolphus B. Baker, Chairman of the Issuer's Board of Directors (the "Board") and Mr. Adams' son-in-law (and/or their respective predecessors-in-interest) took certain actions, including forming Daughters' LLC to enable Mr. Adams' family to continue to own and retain shares of the Issuer's Class A common stock, $0.01 par value per share (the "Class A Shares"), and common stock, $0.01 par value per share (the "Common Shares") sufficient to maintain majority voting control of the Issuer after his death and to provide for the long-term, stable and consistent ownership and governance of the Issuer. Mr. Adams passed away on March 29, 2020.

Daughters' LLC holds 4,800,000 Class A Shares, representing 100% of the outstanding Class A Shares. The Class A Shares have ten votes per share and are convertible on a share-for-share basis into Common Shares, which have one vote per share. Generally, the Class A Shares automatically convert to Common Shares upon transfer to persons not related to the family.

The outstanding Class A Shares currently represent approximately 52.0% of the Issuer's total voting power. In addition to the Class A Shares, Daughters' LLC also holds 1,087,956 Common Shares, bringing the total voting power of the shares held by Daughters' LLC to approximately 53.2%. Furthermore, the Members beneficially own (with sole or shared voting power) a total of 592,481 Common Shares outside of Daughters' LLC, resulting in the total voting power of the shares held by the Reporting Persons of approximately 53.9%.

The Members have informed the Board that they are potentially interested in diversifying their respective financial portfolios (the "Potential Portfolio Diversification"), including through the potential sale of all or a portion of the Common Shares underlying the Class A Shares held by Daughters' LLC, as most of them have become more focused on their individual estate planning efforts and philanthropic endeavors. The Potential Portfolio Diversification could result in Daughters' LLC ceasing to have majority voting control of the Issuer, which in turn would result in the Issuer ceasing to be a "controlled company" pursuant to the rules of The Nasdaq Stock Market. Before giving effect to any potential sales, if Daughters' LLC were to convert its Class A Shares into Common Shares, Daughters' LLC's total voting power would decline from 53.2% to 12.0% of the voting power of the Issuer's then-outstanding Common Shares. The Class A Conversion (as defined below) would have no impact on the Daughters' LLC's economic interest in the Issuer, which would remain at 12.0%.

As noted above, Mr. Baker has an interest in the Potential Portfolio Diversification and, as a director, has an interest in certain of the potential actions by the Issuer to address the Potential Portfolio Diversification. Because Mr. Baker's interests may be different from the interests of the stockholders generally, the Board authorized a special committee, consisting solely of disinterested independent directors (the "Special Committee"), to consider what corporate actions, if any, should be taken to address the impact of the Potential Portfolio Diversification on the Issuer and its stockholders.

The Special Committee, among other things, considered and determined that it was in the best interests of the Issuer and its stockholders for the Issuer to facilitate the Members' sale of their Common Shares, including the Common Shares underlying their Class A Shares, and manage the loss of controlled company status, in each case, in an orderly manner in compliance with legal requirements.

On February 24 , 2025, the Special Committee unanimously recommended to the Board, and, on February 25, 2025, the Board approved, the Agreement Regarding Conversion (the "Conversion Agreement"), by and among the Issuer and the Reporting Persons, including the documents contemplated by that agreement, which include: (i) the Third Amended and Restated Certificate of Incorporation of the Issuer ("Restated Charter"), to become effective upon filing with the Delaware Secretary of State (the "Restated Charter Effective Date"), (ii) the Amended and Restated Bylaws of the Issuer ("Restated Bylaws"), to become effective on the Restated Charter Effective Date, and (iii) an amendment and restatement of the Daughters' LLC's operating agreement to permit Daughters' LLC to take the actions provided for in the Conversion Agreement (the "Daughters' LLC Amendment"). The Conversion Agreement, including the documents contemplated by that agreement, are referred to collectively as the "Transactions." At the meeting at which the Board approved the Conversion Agreement, the Board also approved and declared advisable the Restated Charter, and directed that it be submitted for stockholder approval by the majority written consent of stockholders.

Thereafter, on February 25, 2025, the Conversion Agreement was executed and delivered by the Issuer and the Reporting Persons, and Daughters' LLC executed and delivered the written consent of stockholder approving the Restated Charter in lieu of a special meeting of the stockholders in accordance with Section 228 of the Delaware General Corporation Law (the "DGCL").

Because the Restated Charter has been approved by the Board and by the stockholder vote required by law, the Issuer will not be soliciting proxies or holding a meeting of stockholders to consider the Restated Charter.

The Conversion Agreement provides for the following:

1. The approval by the Board, and approval by Daughters' LLC by majority written consent, of the Restated Charter, to be effective upon the Restated Charter Effective Date;

2. The approval by the Board of the Restated Bylaws, which include provisions that align with the Restated Charter, to become effective on the Restated Charter Effective Date;

3. The agreement by the Reporting Persons not to convert any Class A Shares prior to the Restated Charter Effective Date;

4. The agreement by the Reporting Persons that if Daughters' LLC converts any Class A Shares into Common Shares, Daughters' LLC will simultaneously convert all (but not less than all) Class A Shares into Common Shares (the "Class A Conversion");

5. After the effective date of the Class A Conversion (the "Class A Conversion Date"), and ending on the 12-month anniversary of the Class A Conversion Date (or, if earlier, December 31, 2026), certain registration rights of the Members to offer or sell Common Shares in a registered offering under the Securities Act; and

6. The adoption by the Reporting Persons of an amended and restated limited liability company operating agreement of Daughters' LLC, which provides for certain changes to permit Daughters' LLC to take the actions provided for in the Conversion Agreement.

The Conversion Agreement also provides that, prior to the expiration of the registration rights, each Reporting Person agrees (i) to cause all Common Shares and Class A Shares held by such Reporting Person, or over which such Reporting Person has voting discretion or control as of the applicable record date, to be present either in person or by proxy for quorum purposes at any stockholders meeting at which directors of the Issuer are elected, and (ii) to vote, or cause to be voted, such Common Shares and Class A Shares held by it, or over which such Reporting Person has voting discretion or control, in favor of not less than three independent directors.

Mr. Baker has informed the Issuer, on behalf of all the Members, that they are willing to work with the Issuer towards achieving a smooth transition. In addition, as requested by the Board, Mr. Baker plans to continue to serve as Board Chair at least until the Issuer's 2027 annual meeting of stockholders.

The foregoing description of the Conversion Agreement does not purport to be complete and is qualified in its entirety by reference to the Conversion Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) & (b) Set forth below is the beneficial ownership of Common Shares for each person named in Item 2 as of the date of filing. As noted in Item 4 above, each Class A Share is convertible into one Common Share, and, generally, the Class A Shares automatically convert to Common Shares upon transfer to persons not related to the Reporting Persons. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such share.

(i) Daughters' LLC is the record holder of 4,800,000 Class A Shares and 1,087,956 Common Shares, representing (i) 12.0% of the total number of outstanding Class A Shares and Common Shares and (ii) 53.2% of the total voting power of the Issuer's outstanding shares.

(ii) Adolphus B. Baker beneficially owns a total of 6,185,414 shares, representing 12.61% of the total number of outstanding Class A Shares and Common Shares. His beneficial ownership includes direct sole ownership of 145,266 Common Shares. He also shares direct ownership of an additional 46 Common Shares with Dinnette Adams Baker, as joint tenants in common, with respect to which he has shared voting and dispositive power. Mr. Baker also beneficially owns 147,403 Common Shares through the Issuer's KSOP. He also owns 4,743 Common Shares as unvested restricted stock, with respect to which he has sole voting power and no dispositive power.

In addition to his direct beneficial ownership described above, Mr. Baker owns 1,309,245 Class A Units of Daughters' LLC, representing indirect beneficial ownership through Daughters' LLC of 2.67% of the total number of outstanding Class A Shares and Common Shares. As managing member of Daughters' LLC, Mr. Baker has sole voting rights with respect to all of the 4,800,000 Class A Shares and 1,087,956 Common Shares owned by Daughters' LLC. However, he does not have the right to redeem any Class A Units in exchange for Class A Shares or to transfer the Class A Shares beneficially owned by him indirectly through Daughters' LLC. Under the terms of the Daughters' LLC Amendment, after the Class A Conversion (the timing of which Mr. Baker has the right to determine as Managing Member of Daughters' LLC), Mr. Baker will be entitled to redeem his Common Units (including Common Units received in exchange for Class A Units when the Class A Conversion occurs) for an equal number of Common Shares in order, to among other things, contribute those shares to a charitable donor advised fund or to sell those shares in accordance with his registration rights under the Conversion Agreement during that the period those registration rights remain in effect.

(iii) Dinnette Adams Baker beneficially owns a total of 1,383,787 shares, representing 2.82% of the total number of outstanding Class A Shares and Common Shares. Her beneficial ownership includes direct sole ownership of 230,570 Common Shares. She also shares direct ownership of an additional 46 Common Shares with Adolphus B. Baker, as joint tenants in common, with respect to which she has shared voting and dispositive power. Ms. Baker also beneficially owns 5,821 Common Shares through the Issuer's KSOP.

In addition to her direct beneficial ownership described above, Ms. Baker owns 56,595 Common Units of Daughters' LLC and 1,090,755 Class A Units of Daughters' LLC, together representing beneficial ownership through Daughters' LLC of 2.34% of the total number of outstanding Class A Shares and Common Shares. Ms. Baker has no voting rights with respect to any Common Shares or Class A Shares beneficially owned by her through Daughters' LLC, nor does she have the right to redeem any Class A Units in exchange for Class A Shares or to transfer any Common Shares or Class A Shares beneficially owned by her indirectly through Daughters' LLC. Under the terms of the Daughters' LLC Amendment, after the Class A Conversion, Ms. Baker will be entitled to redeem her Common Units (including Common Units received in exchange for Class A Units when the Class A Conversion occurs) for an equal number of Common Shares in order, to among other things, contribute those shares to a charitable donor advised fund or to sell those shares in accordance with her registration rights under the Conversion Agreement during that the period those registration rights remain in effect.

(iv) Luanne Adams beneficially owns a total of 1,144,525 shares, representing 2.33% of the total number of outstanding Class A Shares and Common Shares. Her beneficial ownership includes direct ownership of 738 Common Shares. In addition, Ms. Adams owns 343,787 Common Units of Daughters' LLC and 800,000 Class A Units of Daughters' LLC, together representing beneficial ownership through Daughters' LLC of 2.33% of the total number of outstanding Class A Shares and Common Shares. Ms. Adams has no voting rights with respect to any Common Shares or Class A Shares beneficially owned by her through Daughters' LLC, nor does she have the right to redeem any Class A Units in exchange for Class A Shares or to transfer any Common Shares or Class A Shares beneficially owned by her indirectly through Daughters' LLC. Under the terms of the Daughters' LLC Amendment, after the Class A Conversion, Ms. Adams will be entitled to redeem her Common Units (including Common Units received in exchange for Class A Units when the Class A Conversion occurs) for an equal number of Common Shares in order, to among other things, contribute those shares to a charitable donor advised fund or to sell those shares in accordance with her registration rights under the Conversion Agreement during that the period those registration rights remain in effect.

(v) Nancy Adams Briggs beneficially owns a total of 1,186,067 shares, representing 2.42% of the total number of outstanding Class A Shares and Common Shares. Her beneficial ownership includes direct ownership of 57,007 Common Shares. Of those directly held shares, 42,280 Common Shares are held jointly with her husband as co-trustees of a family living trust (as a result of which she has shared voting power and shared dispositive power for those living trust shares). In addition, Ms. Briggs owns 343,787 Common Units of Daughters' LLC and 800,000 Class A Units of Daughters' LLC, together representing beneficial ownership through Daughters' LLC of 2.33% of the total number of outstanding Class A Shares and Common Shares. Ms. Briggs has no voting rights with respect to any Common Shares or Class A Shares beneficially owned by her through Daughters' LLC, nor does she have the right to redeem any Class A Units in exchange for Class A Shares or to transfer any Common Shares or Class A Shares beneficially owned by her indirectly through Daughters' LLC. Under the terms of the Daughters' LLC Amendment, after the Class A Conversion, Ms. Briggs will be entitled to redeem her Common Units (including Common Units received in exchange for Class A Units when the Class A Conversion occurs) for an equal number of Common Shares in order, to among other things, contribute those shares to a charitable donor advised fund or to sell those shares in accordance with her registration rights under the Conversion Agreement during that the period those registration rights remain in effect.

(vi) Laurel Adams Krodel beneficially owns a total of 1,144,674 shares, representing 2.33% of the total number of outstanding Class A Shares and Common Shares. Her beneficial ownership includes direct ownership of 887 Common Shares, which she owns jointly with her husband (as a result of which she has shared voting power and shared dispositive power for those shares). In addition, Ms. Krodel owns 343,787 Common Units of Daughters' LLC and 800,000 Class A Units of Daughters' LLC, together representing beneficial ownership of 2.33% of the total number of outstanding Class A Shares and Common Shares. Ms. Krodel has no voting rights with respect to any Common Shares or Class A Shares beneficially owned by her, nor does she have the right to redeem any Class A Units in exchange for Class A Shares or to transfer any Common Shares or Class A Shares beneficially owned by her indirectly through Daughters' LLC. Under the terms of the Daughters' LLC Amendment, after the Class A Conversion, Ms. Krodel will be entitled to redeem her Common Units (including Common Units received in exchange for Class A Units when the Class A Conversion occurs) for an equal number of Common Shares in order, to among other things, contribute those shares to a charitable donor advised fund or to sell those shares in accordance with her registration rights under the Conversion Agreement during that the period those registration rights remain in effect.

The foregoing description of the Daughters' LLC Amendment does not purport to be complete and is qualified in its entirety by reference to the Daughters' LLC Amendment, which is filed as Exhibit 3 hereto and is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Within the past sixty days or since the most recent filing of this Schedule 13D, whichever is less, the persons named in response to paragraph (a) have not effected any transactions in the Issuer's securities.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Exhibit Name
1* Joint Filing Agreement by Adolphus B. Baker, DLNL, LLC, Dinnette Adams Baker, Luanne Adams, Nancy Adams Briggs and Laurel Adams Krodel.
2 Agreement Regarding Conversion, dated as of February 25, 2025 (Incorporated by reference to Exhibit 99.1 of the Issuer's Current Report on Form 8-K, filed on February 25, 2025)
3* Amended and Restated Limited Liability Company Operating Agreement of DLNL, LLC, dated as of February 25, 2025

* Filed herewith.

## Signatures
- BAKER ADOLPHUS B: s/ Adolphus B. Baker, Adolphus B. Baker (02/25/2025)
- DLNL, LLC: By: /s/ Adolphus B. Baker, Adolphus B. Baker, Managing Member (02/25/2025)
- Dinnette Adams Baker: /s/ Dinnette Adams Baker, Dinnette Adams Baker (02/25/2025)
- Luanne Adams: /s/ Luanne Adams, Luanne Adams (02/25/2025)
- Nancy Adams Briggs: /s/ Nancy Adams Briggs, Nancy Adams Briggs (02/25/2025)
- Laurel Adams Krodel: /s/ Laurel Adams Krodel, Laurel Adams Krodel (02/25/2025)